SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Jupitermedia Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    460967102
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                                 (CUSIP Number)

                                 Alan M. Meckler
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jeffrey R. Poss, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 12, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 460967102                                           Page 2 of 10 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Alan M. Meckler
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]
            -
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                12,482,217
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,740,614
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     12,482,217
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,740,614
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            14,222,831
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            52.44%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 2 amends and restates in its entirety Amendment No. 1 filed on behalf of Alan M. Meckler, an individual ("Meckler"), on February 6, 2002, which amended and restated the Schedule 13D (the "Original Schedule 13D") filed on behalf of Meckler, on August 12, 1999, relating to the common stock, par value $.01 per share (the "Common Stock"), of Jupitermedia Corporation, a Delaware corporation (the "Issuer").

Item 1. Security and Issuer.

     This Amendment No. 2 relates to the Common Stock of the Issuer, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Issuer is 23 Old Kings Highway South, Darien, CT 06820.

Item 2. Identity and Background.

     (a) This statement is filed by Meckler, the Chairman and Chief Executive Officer of the Issuer.

     (b) The business address of Meckler is 23 Old Kings Highway South, Darien, CT 06820.

     (c) Meckler presently serves as Chairman and Chief Executive Officer of the Issuer.

     (d) Meckler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Meckler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such law.

     (f) Meckler is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Meckler used personal funds to purchase Common Stock of the Issuer for his own account. Each of the Children's Trusts, the Parent Trusts and the Foundation (each as defined in Item 4) used its own funds to purchase Common Stock of the Issuer. In addition, (i) the Foundation received 50,000 shares of Common Stock as a gift from Meckler, (ii) each of the four Children's Trusts received 5,000 shares of Common Stock as a gift from Meckler and (iii) one of the Parent Trusts received 50,200 shares of Common Stock upon the dissolution of a separate trust for the benefit of Meckler's father.

Item 4. Purpose of Transaction.

     On August 12, 1999, the Original Schedule 13D was filed which reported that Meckler beneficially owned 12,916,050 shares of Common Stock which represented approximately 55.20% of the shares of Common Stock then outstanding.

     On February 6, 2002, Amendment No. 1 was filed which reported that from the period beginning August 13, 1999 up until the date thereof, Meckler purchased an aggregate of 127,150 shares of Common Stock on the open market. During this same period, Meckler transferred 50,000 shares of Common Stock to the Meckler Foundation Inc., a charitable foundation over which Meckler exercises investment control (the "Foundation"), and 5,000 shares of Common Stock to each of the Naomi A. Meckler Trust, the Catherine S. Meckler Trust, the Caroline J. Meckler Trust and the John M. Meckler Trust (trusts established for the benefit of Meckler's four children and collectively referred to herein as the "Children's Trusts"). As a result of these transactions, Meckler's direct ownership of Common Stock during this period increased from 11,472,836 shares to 11,529,986 shares, an increase of 57,150 shares (calculated as 127,150 shares acquired on the open market less 70,000 shares gifted).

     In addition to the transfers described above, Meckler's indirect ownership of Common Stock also increased during this period due to the following transactions: (i) the Children's Trusts collectively purchased 32,000 shares of Common Stock on the open market (for a total of 52,000 shares acquired); (ii) the Foundation purchased 7,100 shares of Common Stock (for a total of 57,100 shares acquired); (iii) Ellen Meckler (Meckler's spouse) purchased 88,100 shares of Common Stock and (iv) the Lillian Meckler Revocable Trust and the Herman L. Meckler Family Trust #1 (trusts established for the benefit of Meckler's mother and collectively referred to herein as the "Parent Trusts") acquired an aggregate of 69,200 shares of Common Stock and sold an aggregate of 7,000 shares of Common Stock. As a result of these transactions and the gifts to the Foundation and the Children's Trusts described above, Meckler's indirect ownership of Common Stock during this period increased from 1,443,214 shares to 1,702,614 shares, an increase of 259,400 shares.

     During this period, Meckler's aggregate beneficial ownership of shares of Common Stock increased from 12,916,050 to 13,599,265, a total increase of 683,215 shares. Despite this increase, Meckler's percentage ownership of the Issuer decreased from 55.20% to 52.92% due to issuances of shares of Common Stock by the Issuer.

     From the period beginning February 6, 2002 until the date hereof, Meckler sold 300,000 shares of Common Stock (the "Shares") to Knowlton Brothers, Inc. ("Knowlton"), as general partner of several private investment funds, and certain persons affiliated with Knowlton (collectively, the "Knowlton Purchasers") in a private transaction, for estate planning purposes. During this same period, Meckler purchased an aggregate of 18,900 shares of Common Stock on the open market. As a result of these transactions, Meckler's direct ownership of Common Stock during this period decreased from 11,529,986 to 11,248,886, a decrease of 281,100 shares (calculated as 18,900 shares acquired on the open market less 300,000 shares sold to the Knowlton Purchasers).

     In addition to the transfers described above, Meckler's indirect ownership of Common Stock increased during this period due to the following transactions:
(i) the Children's Trusts collectively purchased an aggregate of 40,000 shares of Common Stock (for a total of 92,000 shares acquired); (ii) the Foundation purchased 10,000 shares of Common Stock (for a total of 67,100 shares acquired);
(iii) the Parent Trusts acquired an aggregate of 12,000 shares of Common Stock and sold 24,000 shares of Common Stock, a total decrease of 12,000 shares of Common

Stock. As a result of these transactions, Meckler's indirect ownership of Common Stock during this period increased from 1,702,614 shares to 1,740,614 shares, an increase of 38,000 shares.

     During this period, Meckler's aggregate beneficial ownership of shares of Common Stock increased from 13,599,265 to 14,222,831, a total increase of 623,566 shares. Despite this increase, Meckler's percentage of ownership of the Issuer decreased from 52.92% to 52.44%.

     Meckler believed at the time of these acquisitions, and continues to believe, that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy. Meckler may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. Meckler intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Meckler, general stock market and economic conditions, tax and estate planning considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of his investment in the Issuer.

     Except as set forth above, Meckler does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in the Securities of the Issuer.

     (a) As of the date hereof, Meckler beneficially owns 14,222,831 shares of Common Stock representing approximately 52.44% of the Common Stock outstanding (based on 25,888,820 shares outstanding as of August 12, 2003).

     (b) Meckler has the sole power to vote or direct the vote, to dispose of or direct the disposition of 12,482,217 shares of Common Stock (including 1,233,331 shares of Common Stock underlying options exercisable within 60 days of August 12, 2003). The Children's Trusts collectively hold of record a total of 1,535,214 shares of Common Stock. The Parent Trusts collectively hold of record a total of 50,200 shares of Common Stock; the Foundation holds of record a total of 67,100 shares of Common Stock; and Meckler's spouse holds of record a total of 88,100 shares of Common Stock. Meckler disclaims beneficial ownership of the shares of Common Stock held by the Children's Trusts, the Parent Trusts and the Foundation.

     (c) On August 11, 2003, Meckler sold 300,000 shares of Common Stock of the Issuer to the Knowlton Purchasers for estate planning purposes. In connection with the potential resale of the Shares by the Knowlton Purchasers, the Issuer intends to file a "shelf" registration statement with the Securities and Exchange Commission (the "SEC") and it has covenanted to keep the registration statement continuously effective from the date such registration statement is declared effective by the SEC until the first anniversary of such effective date.

     (d) The Children's Trusts are trusts established for the benefit of Meckler's four children. The Children's Trusts collectively hold of record a total of 1,535,214 shares of Common Stock, with each trust holding of record approximately 5.93% of the outstanding Common Stock of the

Company based on the 25,888,820 shares of Common Stock outstanding as of August 12, 2003. Meckler is trustee of each of the four Children's trusts and exercises investment control over each of them. The Parent Trusts are trusts established for the benefit of Alan's mother and collectively hold as of the date hereof 50,200 shares of Common Stock, an amount which represents less than 1% of the outstanding Common Stock of the Company as of such date. Meckler and Meckler's mother are co-trustees of the Parent Trusts. The Foundation and Meckler's spouse each have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of them. Meckler disclaims beneficial ownership of the shares of Common Stock held by the Children's Trusts, the Parent Trusts and the Foundation.

     Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this statement on Schedule 13D.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Under the Issuer's 1999 Stock Incentive Plan, Meckler has been granted options to purchase 2,300,000 shares of Common Stock, of which 1,164,998 have vested and 1,135,002 are unvested as of the date hereof. The table below sets forth certain information with respect to such options. Each option grant expires five years after the date of issuance and vests evenly over a three year period from the grant date. Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

                          STOCK OPTIONS HELD BY MECKLER

----------------- --------------- -------------- --------------- ---------------
Option Grant      Grant Date      Price          Vested          Unvested
----------------- --------------- -------------- --------------- ---------------
200,000           06/25/1999      $15.40         200,000         -
----------------- --------------- -------------- --------------- ---------------
100,000           09/07/1999      $14.75         100,000         -
----------------- --------------- -------------- --------------- ---------------
300,000           04/17/2000      $14.85         300,000         -
----------------- --------------- -------------- --------------- ---------------
200,000           12/07/2000      $7.05          133,333         66,667
----------------- --------------- -------------- --------------- ---------------
130,000           05/04/2001      $3.73          86,666          43,334
----------------- --------------- -------------- --------------- ---------------
165,000           05/24/2001      $2.85          110,000         55,000
----------------- --------------- -------------- --------------- ---------------
205,000           09/24/2001      $0.97          68,333          136,667
----------------- --------------- -------------- --------------- ---------------
500,000           05/15/2002      $2.28          166,666         333,334
----------------- --------------- -------------- --------------- ---------------
500,000           6/9/2003        $3.55          -               500,000
----------------- --------------- -------------- --------------- ---------------


Item 7. Material to be Filed as Exhibits.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 13, 2003

                                        By /s/ Alan M. Meckler
                                           ------------------------------
                                           Alan M. Meckler